Filed pursuant to Rule 424(b)(3)
Registration No. 333-227448
and Registration No. 333-227794

PROSPECTUS SUPPLEMENT
(To Prospectus dated October 12, 2018)

INTELLIPHARMACEUTICS INTERNATIONAL INC.

827,970 Units (each Unit contains one Common Share and one Warrant to purchase one Common Share)

16,563,335 Pre-Funded Units (each Pre-Funded Unit contains one Pre-Funded Warrant to purchase one Common Share and one Warrant to purchase one Common Share)

(17,391,305 Common Shares Underlying the Warrants) and

(16,563,335 Common Shares Underlying the Pre-Funded Warrants)

This Prospectus Supplement No. 1 (this "Prospectus Supplement") amends and supplements our Prospectus dated October 12, 2018 (the "Prospectus"), which forms a part of our Registration Statement (our "Registration Statement") on Form F-1 (Registration Nos. 333-227448 and 333-227794). This Prospectus Supplement is being filed to amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in this Prospectus Supplement. The Prospectus and this Prospectus Supplement relate, as more fully described below, to the underwritten public offering of 827,970 common shares of the Company (the “Common Shares”) and an aggregate of 16,563,335 pre-funded warrants (the “Pre-Funded Warrants”) exercisable into an aggregate of 16,563,335 Common Shares (the “Warrant Shares”) together with Common Share purchase warrants to purchase up to an aggregate of 17,391,305 Common Shares (the “Firm Warrants”). The Company also granted the underwriter an option to purchase up to 2,608,695 additional Common Shares at a purchase price of US$0.74 per share and/or additional warrants to purchase up to 2,608,695 additional Common Shares at a purchase price of US$0.01 each, less the underwriting discount, to cover over-allotments (if any).

This Prospectus Supplement includes information from our Report on Form 6-K, which was filed with the Securities and Exchange Commission on October 12, 2018.

This Prospectus Supplement should be read in conjunction with the Prospectus that was previously filed, except to the extent that the information in this Prospectus Supplement updates and supersedes the information contained in the Prospectus.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR ANY STATE SECURITIES COMMISSION OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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The date of this Prospectus Supplement is October 15, 2018

On October 12, 2018, Intellipharmaceutics International Inc. (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with H.C. Wainwright & Co., LLC (the “Underwriter”), pursuant to which the Company agreed to issue and sell, in an underwritten public offering of the Company (the “Offering”) 827,970 common shares of the Company (the “Common Shares”) and an aggregate of 16,563,335 pre-funded warrants (the “Pre-Funded Warrants”) exercisable into an aggregate of 16,563,335 Common Shares (the “Warrant Shares”) together with Common Share purchase warrants to purchase up to an aggregate of 17,391,305 Common Shares (the “Firm Warrants”). The Company has also granted the Underwriter an option to purchase up to 2,608,695 additional Common Shares at a purchase price of US$0.74 per share and/or additional warrants to purchase up to 2,608,695 additional Common Shares at a purchase price of US$0.01 each, less the underwriting discount, to cover over-allotments (if any).

The Common Shares are being offered and sold to purchasers in Units, each of which includes one Common Share and one Firm Warrant, and the Pre-Funded Warrants are being offered and sold to purchasers in Pre-Funded Units, each of which includes one Pre-Funded Warrant and one Firm Warrant. The offering price is US$0.75 per Unit and US$0.74 per Pre-Funded Unit. Each Firm Warrant will be exercisable for one Common Share immediately upon the closing of the offering at a price of US$0.75 per Common Share, subject to adjustment in certain circumstances, and will expire five years from the date of issuance. Each Pre-Funded Warrant will be immediately exercisable for one Common Share at an exercise price of US$0.01 per Pre-Funded Warrant and may be exercised at any time after closing until all of the Pre-Funded Warrants are exercised in full.

The Pre-Funded Units are being offered and sold to purchasers whose purchase of Units in the Offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of such purchaser, 9.99%) of the Company’s outstanding Common Shares immediately following the consummation of the Offering.

The Underwriting Agreement contains customary representations and warranties, agreements and obligations, and termination provisions. The Underwriting Agreement provides for indemnification by the Underwriter of the Company, its directors and certain of its executive officers, and by the Company, of the Underwriter, for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, and affords certain rights of contribution with respect thereto.

Pursuant to the Underwriting Agreement, the Company, upon closing of the Offering, will issue to the Underwriter warrants to purchase up to 1,043,479 Common Shares (the “Underwriter Warrants”), representing 6.0% of the aggregate gross proceeds raised in the Offering, divided by the offering price. The Underwriter Warrants will be immediately exercisable at a price of $0.9375 per Common Share, subject to adjustment in certain circumstances, may be exercised on a cashless basis under certain circumstances, and will expire five years from the effective date of the Offering.

The net proceeds to the Company from the Offering are expected to be approximately $11.1 million, after deducting underwriting discounts and commissions and payment of other estimated expenses associated with the Offering that are payable by the Company. The Company currently intends to use the net proceeds of this Offering for general corporate purposes, which may include working capital, capital expenditures, research and development, accounts payable and other commercial expenditures.

A registration statement on Form F-1 relating to the Offering (File No. 333-227448) was declared effective by the Securities and Exchange Commission on October 11, 2018, and an additional registration statement on Form F-1 filed pursuant to Rule 462(b) (File No. 333-227794) became automatically effective on October 12, 2018. The Offering is being made only by means of a prospectus forming a part of the effective registration statements. The closing of the Offering is expected to take place on or about October 16, 2018, subject to the satisfaction of customary closing conditions.

The forms of Underwriting Agreement, Warrant, Pre-Funded Warrant and Underwriter Warrant were filed as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, to the Report on Form 6-K, which was filed with the SEC on October 12, 2018. The foregoing summaries of the terms of these documents do not purport to be complete and are qualified in their entirety by reference to Exhibits 99.1, 99.2, 99.3 and 99.4 hereto.

On October 12, 2018, the Company issued a press release announcing the pricing of the Offering. A copy of the press release is filed as Exhibit 99.5 to the Report on Form 6-K, which was filed with the SEC on October 12, 2018.